Exhibit 99.2

PROXY

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned shareholder of Quoin Pharmaceuticals Ltd. (the “Company”) hereby appoints Mr. John Pennett and Mr. Brian Ferrara, or either of them, as agents and proxies of the undersigned, with full power of substitution to each of them, to appear, and to vote on behalf of the undersigned all ordinary shares of the Company which the undersigned is entitled to vote at the Annual General Meeting of Shareholders (the “Annual Meeting”) to be held at The Logan, One Logan Square, Philadelphia, PA 19103, at 12:00 pm, US Eastern Time, on April 12, 2022, and at any adjournments or postponements thereof, with all the powers and authority the undersigned would possess if personally present at the Annual Meeting, upon the following matters, which are more fully described in the Notice of Annual General Meeting of Shareholders (the “Notice”) and the Proxy Statement relating to the Annual Meeting (the “Proxy Statement”).

The undersigned acknowledges receipt of the Notice and the Proxy Statement. Capitalized terms that are not defined herein have the meaning ascribed to those terms in the Proxy Statement.

This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned. If no direction is made with respect to any Proposal, this Proxy will be deemed to constitute an abstention with respect to such Proposal. Any and all proxies heretofore given by the undersigned are hereby revoked.

(Continued and to be signed on the reverse side)

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

QUOIN PHARMACEUTICALS LTD.

April 12, 2022

PLEASE SIGN, DATE AND RETURN PROMPTLY.

PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ⌧

In order to ensure that your shares will count as voted on Proposals 3, 6, 8, 9, 10, 11, 14, 15, 16 and 18, you must declare whether you are a Controlling Shareholder or have a Personal Interest with respect to each such Proposal, in the relevant box below such Proposal.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” EACH PROPOSAL.

		For	Against	Abstain
Proposal 1.A.	To re-elect Dr. Michael Myers to serve as Director of the Company until the Company's next annual general meeting.	☐	☐	☐
Proposal 1.B.	To re-elect Ms. Denise Carter to serve as Director of the Company until the Company's next annual general meeting.	☐	☐	☐
Proposal 1.C.	To re-elect Mr. Joseph Cooper to serve as Director of the Company until the Company's next annual general meeting.	☐	☐	☐
Proposal 1.D.	To re-elect Mr. James Culverwell to serve as Director of the Company until the Company's next annual general meeting.	☐	☐	☐
Proposal 1.E.	To re-elect Dr. Dennis H. Langer to serve as Director of the Company until the Company's next annual general meeting.	☐	☐	☐
Proposal 1.F.	To re-elect Ms. Natalie Leong to serve as Director of the Company until the Company's next annual general meeting.	☐	☐	☐
Proposal 1.G.	To re-elect Mr. Michael Sember to serve as Director of the Company until the Company's next annual general meeting.	☐	☐	☐
Proposal 2	To approve the increase in the Company's registered share capital from 12,500,000,000 Ordinary Shares (of no par value) to 50,000,000,000 Ordinary Shares (of no par value), and to amend the Articles to reflect such increase, in the form attached as Annex A to the Proxy Statement.	☐	☐	☐
Proposal 3	To approve the Compensation Policy, in the form attached as Annex B to the Proxy Statement.	☐	☐	☐
	Are you a Controlling Shareholder* of the Company, or do you have a Personal Interest** in the approval of Proposal 3? In order to ensure that your vote is counted on Proposal 3, you must mark either "Yes" or "No" in the appropriate box.	Yes ☐		No ☐
Proposal 4	To approve the Amended and Restated Equity Incentive Plan, in the form attached as Annex C to the Proxy Statement.	☐	☐	☐
Proposal 5	To approve the form of the Indemnification and Release Agreement, in the form attached as Annex D to the Proxy Statement.	☐	☐	☐
Proposal 6	To approve and ratify the CEO’s Employment Terms as the terms of employment of Dr. Michael Myers as the Company's Chief Executive Officer, as described in Proposal 6.	☐	☐	☐
	Are you a Controlling Shareholder* of the Company, or do you have a Personal Interest** in the approval of Proposal 6? In order to ensure that your vote is counted on Proposal 6, you must mark either "Yes" or "No" in the appropriate box.	Yes ☐	No ☐
Proposal 7	To approve and ratify the COO’s Employment Terms as the terms of employment of Ms. Denise Carter as the Company's Chief Operating Officer, as described in Proposal 7.	☐	☐	☐
Proposal 8	To approve a grant of options to Dr. Michael Myers as the Company's Chief Executive Officer, as described in Proposal 8.	☐	☐	☐
	Are you a Controlling Shareholder* of the Company, or do you have a Personal Interest** in the approval of Proposal 8? In order to ensure that your vote is counted on Proposal 8, you must mark either "Yes" or "No" in the appropriate box.	Yes ☐		No ☐
Proposal 9	To approve a grant of options to Ms. Denise Carter as the Company's Chief Operating Officer, as described in Proposal 9.	☐	☐	☐
	Are you a Controlling Shareholder* of the Company, or do you have a Personal Interest** in the approval of Proposal 9? In order to ensure that your vote is counted on Proposal 9, you must mark either "Yes" or "No" in the appropriate box.	Yes ☐		No ☐
Proposal 10	To approve an annual discretionary bonus to Dr. Michael Myers under the CEO's Employment Terms, as described in Proposal 10.	☐	☐	☐
	Are you a Controlling Shareholder* of the Company, or do you have a Personal Interest** in the approval of Proposal 10? In order to ensure that your vote is counted on Proposal 10, you must mark either "Yes" or "No" in the appropriate box.	Yes ☐		No ☐
Proposal 11	To approve an annual discretionary bonus to Ms. Denise Carter under the COO's Employment Terms, as described in Proposal 11.	☐	☐	☐
	Are you a Controlling Shareholder* of the Company, or do you have a Personal Interest** in the approval of Proposal 11? In order to ensure that your vote is counted on Proposal 11, you must mark either "Yes" or "No" in the appropriate box.	Yes ☐		No ☐

Proposal 12	To approve and ratify the Non-Employee Directors’ Compensation Program, as described in Proposal 12.	☐	☐	☐
Proposal 13	To approve grants of options to each of the Company’s Non-Employee Directors pursuant to the Non-Employee Directors’ Compensation Program, as described in Proposal 13.	☐	☐	☐
Proposal 14	To approve and ratify a special bonus for Dr. Michael Myers, as described in Proposal 14.	☐	☐	☐
	Are you a Controlling Shareholder* of the Company, or do you have a Personal Interest** in the approval of Proposal 14? In order to ensure that your vote is counted on Proposal 14, you must mark either "Yes" or "No" in the appropriate box.	Yes ☐	No ☐
Proposal 15	To approve and ratify a special bonus for Ms. Denise Carter, as described in Proposal 15.	☐	☐	☐
	Are you a Controlling Shareholder* of the Company, or do you have a Personal Interest** in the approval of Proposal 15? In order to ensure that your vote is counted on Proposal 15, you must mark either "Yes" or "No" in the appropriate box.	Yes ☐	No ☐
Proposal 16	To approve and ratify the terms of repayment of certain indebtedness to Dr. Michael Myers, as described in Proposal 16.	☐	☐	☐
	Are you a Controlling Shareholder* of the Company, or do you have a Personal Interest** in the approval of Proposal 16? In order to ensure that your vote is counted on Proposal 16, you must mark either "Yes" or "No" in the appropriate box.	Yes ☐	No ☐
Proposal 17	To approve and ratify the terms of repayment of certain indebtedness to Ms. Denise Carter, as described in Proposal 17.	☐	☐	☐
Proposal 18	To approve and ratify Dr. Michael Myers’ service as both the Chief Executive Officer of the Company and the Chairman of the Company’s Board, effective for a period of three years, as described in Proposal 18.	☐	☐	☐
	Are you a Controlling Shareholder* of the Company, or do you have a Personal Interest** in the approval of Proposal 18? In order to ensure that your vote is counted on Proposal 18, you must mark either "Yes" or "No" in the appropriate box.	Yes ☐	No ☐
Proposal 19	To appoint Friedman LLP, a public accounting firm registered with the Public Company Accounting Oversight Board (PCAOB), to serve as the Company’s Auditor, until the Company’s next annual general meeting.	☐	☐	☐

 *In this Proxy, a “Controlling Shareholder” means any person (where a corporation and its affiliates, as well as an individual and family members sharing a residence or dependent upon each other for their livelihood, are deemed to be a single person), or persons acting together (whether by means of any trust, syndicate, voting agreement or other arrangement), which, whether directly or indirectly, enjoys a de facto ability to direct the Company’s affairs, other than by exercise of official duty as a director or officer of the Company, with holdings by such person or persons of at least 50% of the rights to (x) vote in a shareholders’ meeting, or (y) appoint the Company’s directors or chief executive officer, creating a rebuttable presumption of “control.”

**In this Proxy, the “Personal Interest” of a shareholder means a personal interest in any act or transaction of the Company, and is deemed to include the personal interest of: (x) any “Relative” of that shareholder; (y) any company with respect to which that shareholder (or any Relative of that shareholder) serves as a director or the chief executive officer, owns at least 5% of the outstanding share capital, or has the right to appoint a director or the chief executive officer; or (z) any person voting for that shareholder by power of attorney, even if the shareholder himself does not have a Personal Interest in such act or transaction, whether or not the person holding power of attorney has discretion as to how to vote on such matter); excluding, however, an interest arising solely from the ownership of shares.

In the above definition of "Personal Interest," a “Relative” means: (a) a spouse, sibling, parent, grandparent, child or descendant; (b) a spouse’s child or descendant, parent or sibling; or (c) the spouse of any of the foregoing.

In their discretion, the proxies are authorized to vote upon such other matters as may properly come before the Annual Meeting or any adjournment or postponement thereof.

Please sign exactly as your name appears on the certificate representing your shares. If ordinary shares are held jointly, each holder should sign. If signing as an executor, administrator, trustee, guardian or other fiduciary, please give full title as such. If the signer is a corporation or partnership, please insert full corporate or partnership name and sign by a duly authorized officer or person of such corporation or partnership, as applicable, giving full title as such.

__________, 2022
Name	Signature	Date

__________, 2022
Name	Signature	Date